October 20, 2008

James B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F. Street, N.E.

Washington, D.C.  20549

Re:                              Hospira, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

File No. 1-31946

Dear Mr. Rosenberg:

We respectfully submit this letter in response to the additional comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by facsimile dated September 19, 2008 related to Hospira’s Form 10-K for the fiscal year ended December 31, 2007.

Set forth in bold below are each of the Staff’s comments, which are numbered as set forth in the Staff’s comment letter, followed by our corresponding responses.

Financial Statements

Note 2 – Acquisitions and Dispositions, page 71

Mayne Pharma Acquisition, page 71

1.             We acknowledge your response to prior comment 2.  In your response you acknowledge that Mayne Pharma, the acquiree, had customer relationships with 45 distributors.  However, you stated that you ascribed no value to these relationships and the related customer lists.  You also stated that you determined the value of Mayne Pharma’s products and product rights based on the excess earnings methodology.  Since the excess earnings methodology is an accepted income approach to value customer relationships it is unclear why no value was assigned to the customer relationships with the 45 distributors.  Please tell us why you believe you have complied with the requirements to recognize marketing-related assets apart from goodwill based on the guidance in paragraph 39 and Appendix A of SFAS 141.

Hospira, Inc.	Thomas E. Werner
275 North Field Drive	Senior Vice President, Finance and
Lake Forest, IL 60045	Chief Financial Officer
T.224.212.2000	Phone: (224) 212-2941
www.hospira.com	Fax: (224) 212-2086
Thomas.Werner@hospira.com

Company Response:

Further to our response dated August 27, 2008, we believe the following comments further support our decision to value the products and product rights, and not ascribe value to Mayne Pharma’s distributors and related customer lists.

Paragraphs 39 and A14 of SFAS 141 provide that a company should look at the facts and circumstances of each business combination to determine whether a specific acquired intangible asset meets the criteria for recognition apart from goodwill.  At the time of the Mayne Pharma acquisition, Hospira, supported by a leading national valuation firm, thoroughly reviewed the facts and circumstances related to the assets it acquired to determine the fair value of all intangible assets.  Based on our analysis, we determined that the significant “value drivers” for the Mayne Pharma acquisition were Mayne Pharma’s products and associated product rights, and not Mayne Pharma’s distributor relationships or marketing-related assets.  Distributors were generally utilized by Mayne Pharma to cover lower sales volume territories where Mayne Pharma could not financially justify a direct-to-customer business model.  Similar to Mayne Pharma’s end use customers, the distributors purchased and distributed products from Mayne Pharma because of its ability to provide quality products at competitive prices.

The generic pharmaceutical market is in sharp contrast to other industries where distributors have a much greater role in building customer loyalty and influencing customers’ purchasing decisions.  This difference in market dynamics is demonstrated by the prevalence of lower marketing and promotional activities in the generic pharmaceutical industry.

Hospira did not purchase Mayne Pharma because of its distribution network.  At the time of the acquisition, Hospira already had an extensive distribution network that it used to distribute products.  As stated in its February 2007 Form 8-K, Hospira operated in 38 countries via local distributors.  Moreover, in each of the countries in which Mayne Pharma used independent distributors, it had available other options, channels or distributors to distribute products.  Hospira believed, and still believes, that sales through one distributor could be replaced by using an alternate distributor or channel.  Thus, Hospira was not lacking in distributor relationships, nor were such relationships difficult to establish, especially if one had a broad portfolio of registered products, as did Mayne Pharma.  The purpose of the acquisition was to broaden Hospira’s portfolio of registered products and product rights.

You asked for further clarification as to why no value was assigned to the customer relationships with the distributors since the excess earnings methodology is an accepted income approach.  Under the excess earnings methodology, we determined the value for the products and product rights sold throughout the world, including those products sold by Mayne Pharma’s distributors.  This was done by calculating the net present value of expected future after-tax earnings for each of Mayne Pharma’s developed products and in-process research and development projects, after charges for required contributory assets, such as working capital, fixed assets and certain intangible assets.  For this reason, we are confident that we captured all of the value of intangible assets that were required to be recognized separate from goodwill under SFAS 141 and EITF 02-17.

In addition, we do not believe that there was any separable value in marketing-related intangible assets acquired with Mayne Pharma.  Immediately upon completion of the acquisition, we began efforts to cease the use of the Mayne Pharma trademark and name, and transition all marketing and promotional materials to the Hospira name.

Please also address the following:

•                 How many distributor relationships you presently have with the 45 distributor relationships acquired from Mayne Pharma;

Company Response:

At the time of the acquisition, both Hospira and Mayne Pharma operated through local distributors in several countries.  After the acquisition, Hospira evaluated the distributor relationships with the goal of streamlining the distribution network.  Hospira acquired approximately 48 relationships with distributors, who performed more than a warehousing role for Mayne Pharma, in territories where Mayne Pharma did not have a direct sales presence.  Hospira has terminated or discontinued nine of those relationships.  Accordingly, we still have approximately 39 of these distributor relationships.  Hospira continues to evaluate its distribution network and may terminate or discontinue additional distributor relationships as the circumstances warrant.

•                 How many distributor relationships you have contractual relationships with out of the 45 distributor relationships acquired from Mayne Pharma;

Company Response:

Mayne Pharma had written agreements with all of the distributors, except for one. After the terminations described in the previous paragraph, Hospira still has written agreements with 38 of these distributors.

•                 The number of years that Mayne Pharma had maintained relationships with the 45 distributors;

Company Response:

Some of the relationships with Mayne Pharma’s distributors have existed for only a few years, while other relationships have existed for several years.  Approximately nine relationships commenced in the 1990s (including one as early as 1989), while the rest commenced after 2000.  In many instances, we are only able to provide information with respect to the earliest written agreement on file for that distributor.  A relationship with a particular distributor may have existed prior to the earliest written agreement that we have on file, but we do not have records available to determine that information.  The length of any particular distributor relationship is driven by Mayne Pharma’s ability to maintain high quality product offerings at competitive prices in the relevant territory.

•                 The annual and cumulative revenues attributable to Mayne Pharma’s end use customers generated by the 45 distributors since the acquisition; and

•                 The revenue trends since the acquisition for these 45 distributors as well as any other factors that you believe are significant in helping us assess the fair value of the distributor customer relationships.

Company Response:

In the twelve months prior to the acquisition, net sales to Mayne Pharma’s distributors represented approximately 7% of Mayne Pharma’s net sales.  Net sales to the Mayne Pharma distributors were approximately $41 million in 2006, $47 million in 2007, and $46 million for the first eight months of 2008.  For the most part, sales have been favorably impacted by i) foreign exchange of approximately 11% in 2008 and 14% in 2007 and ii) one distributor’s return to more normal purchasing patterns after Hospira’s inability to ship product in 2007 because of import/registration issues.  The percentage of sales through these distributors has not changed significantly since the acquisition, and we do not expect this percentage to significantly change in the foreseeable future.  Distributors were generally utilized by Mayne Pharma to cover territories where Mayne Pharma could not financially justify a direct-to-customer business model, as supported by the relatively low net sales to many of Mayne Pharma’s distributors.  Many of those distributors purchased less than $300,000 of products from Mayne Pharma on an annual basis, and rely on the distribution of products from many companies to sustain their operations.

To the extent we have experienced a sales increase for any given distributor for reasons other than those described above, it was primarily driven by our ability to offer quality products at competitive prices.  For instance, for one of our distributors, in addition to currency, the increase was primarily due to continued sales growth of products that were valued as an intangible asset under the “excess earnings” approach.  To the extent we have experienced a sales decrease for a given distributor, it was primarily driven by our inability to deliver quality products at competitive prices.  This was demonstrated in the Austrian generic pharmaceutical market in 2008.  In Austria, 2008 sales to Mayne Pharma’s distributor were down 63%, compared to 2007, because the sales prices for Mayne Pharma’s products were not competitive with the prices of their Austrian pharmaceutical competitors.  As a result, our sales in the Austrian market dropped significantly.

We believe that our conclusion that the distributor relationships were not a key value driver and have no significant value is supported by the underlying business facts, our valuation work and involvement of a national valuation firm, the purchase accounting transactions and related disclosures we reviewed for other generic company acquisitions, and authoritative literature.

If you should have any questions or require any further information regarding this matter, please contact me at 224-212-2941.

Very truly yours,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance
and Chief Financial Officer

cc:	Gus Rodriguez, Accounting Branch Chief, Division of Corporation Finance
Mary Mast, Staff Accountant, Division of Corporation Finance